

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

April 10, 2007

Andrew Gould
Chairman and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17<sup>th</sup> Floor
Houston, TX  77056

> **Re:  Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on February 16, 2007**
> **File No. 001-04601**

Dear Mr. Gould:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.    Please provide us with an updated analysis of the materiality of your contacts with Cuba, Iran, Sudan and Syria, individually and in the aggregate, and whether those contacts constitute a material investment risk for your security holders. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.

We note also that California, Connecticut, Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. A September 2005 news report states that New York City's comptroller sent you a letter requesting that you review your ties with Sudan and report your findings to your shareholders. A January 2006 press release from the Maine Office of the State Treasurer states that you were the first company that Maine's State Held Trusts divested from due to your contacts with Sudan.

Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies that do business with Cuba, Iran, Sudan and Syria.

2.      In your materiality analysis, please address the applicability to your Iran-related operations, including the direct or indirect payment of funds to Iran, of new Section 5(b) of the Iran Sanctions Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Latin America, page 17

3.      We understand that while negotiating new contracts for drilling barge work, and the settlement of outstanding receivables associated with work performed in Venezuela, you have deferred recognition of revenues and expenses for costs of work performed during the third and fourth quarters of 2006. Tell us the amounts of revenues and costs you have deferred, and explain why you believe that the costs incurred for work performed during the third and fourth quarters of 2006 should not be expensed. Please identify the specific authoritative literature you

have relied upon in formulating your approach.  Also, tell us the amount of accounts receivable for which settlement has not been reached, identify the nature of the underlying transaction, including details as to the period in which the accounts were first recognized, and provide your views as to the likelihood of settling all or a portion of such receivables and the expected timing and recovery thereof.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters.  Please contact me, at (202) 551-3686, with any other questions.

Sincerely,


Karl Hiller
Branch Chief